Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-3352 (212) 455-7862	E-mail Address kwallach@stblaw.com hui.lin@stblaw.com

VIA EDGAR	June 21, 2021

Re:	Acceleration Request for First Advantage Corporation

Registration Statement on Form S-1 (File No. 333-256622)

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

c/o Mara Ransom and Taylor Beech

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, First Advantage Corporation, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., New York, NY time, on June 22, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions.

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

/s/ Hui Lin
Hui Lin